                                                               Exhibit (a)(5)(W)


[SIMON PROPERTY GROUP LOGO]                                     [WESTFIELD LOGO]


SIMON CONTACT:                                                             WESTFIELD CONTACT:
Shelly Doran                  George Sard/Paul Caminiti/Hugh Burns         Katy Dickey
Simon Property Group, Inc.    Citigate Sard Verbinnen                      Westfield America
317/685-7330                  212/687-8080                                 310/445-2407


              SIMON PROPERTY GROUP AND WESTFIELD AMERICA TO PROPOSE
            AMENDMENT TO TAUBMAN CHARTER AT UPCOMING ANNUAL MEETING

        AMENDMENT WOULD ALLOW SPG AND WESTFIELD TO COMPLETE TENDER OFFER
               WITHOUT VIOLATING TAUBMAN'S EXCESS SHARE PROVISION

        -----------------------------------------------------------------

      NEW YORK, FEBRUARY 27, 2003 - Simon Property Group, Inc. (NYSE: SPG) and Westfield America, Inc., the U.S. subsidiary of Westfield America Trust (ASX:
WFA), today announced that they intend to propose, at the upcoming annual meeting of Taubman Centers, Inc. (NYSE: TCO), an amendment to the excess share provision in TCO's charter to permit the consummation of SPG's and Westfield's $20.00 all cash tender offer for all TCO outstanding common shares. The proposed amendment would allow SPG, Westfield and their affiliates to purchase TCO shares without violating the excess share provision in TCO's charter, which currently prevents these entities from acquiring over 8.23% of TCO's shares.

      David Simon, Chief Executive Officer of SPG, and Peter Lowy, Chief Executive Officer of Westfield America, Inc., issued the following joint statement: "Although 85% of TCO's common shares were tendered as of February 14, 2003, the TCO Board has refused to voluntarily remove the impediments to the consummation of the offer. SPG and Westfield believe that TCO's common shareholders should decide the future of TCO and that the TCO Board should facilitate our $20.00 all cash offer. By seeking to amend TCO's excess share provision at TCO's annual meeting, which has been held during May in each of the past 10 years, SPG and Westfield are providing TCO's shareholders the earliest possible opportunity to remove this impediment to our $20.00 per share all cash offer."

      In accordance with TCO's bylaws SPG and Westfield intend to present formal notice to TCO in March 2003 of the proposed Charter amendment, in addition to any other matters they intend to present for approval by TCO's shareholders at the annual meeting.

      The offer has been extended until midnight, New York City time, on March 28, 2003, unless further extended. The offer was previously scheduled to expire on February 14, 2003.

      The complete terms and conditions of the offer are set forth in the Offer to Purchase, as amended, and the related Letter of Transmittal, copies of which are on file with the SEC and available by contacting the information agent, MacKenzie Partners, Inc. at (800) 322-2885. Merrill Lynch & Co. is acting as financial advisor to SPG and Westfield America, Inc. and is the Dealer Manager for the Offer. Willkie Farr & Gallagher is acting as legal advisor to SPG and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal advisor to Westfield America, Inc. Simpson Thacher & Bartlett is acting as legal advisor to Merrill Lynch & Co.

ABOUT SIMON PROPERTY GROUP
Headquartered in Indianapolis, Indiana, Simon Property Group, Inc. is a real estate investment trust engaged in the ownership and management of income-producing properties, primarily regional malls and community shopping centers. Through its subsidiary partnerships, it currently owns or has an interest in 242 properties containing an aggregate of 183 million square feet of gross leasable area in 36 states, as well as eight assets in Europe and Canada and ownership interests in other real estate assets. Additional Simon Property Group information is available at http://about.simon.com/corpinfo/index.html.

ABOUT WESTFIELD AMERICA, INC.
Westfield America, Inc. is a United States subsidiary of Westfield America Trust (ASX: WFA), the second-largest property trust listed on the Australian Stock Exchange. WFA owns a majority interest in the Westfield America portfolio of 63 centers, branded as Westfield Shoppingtowns. Westfield Shoppingtowns are home to more than 8,400 specialty stores and encompass 64 million square feet in the states of California, Colorado, Connecticut, Florida, Illinois, Indiana, Maryland, Missouri, Nebraska, New Jersey, New York, North Carolina, Ohio and Washington.

                                      # # #

IMPORTANT INFORMATION
This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any TCO shares, and is not a solicitation of a proxy. Simon Property Group and Simon Property Acquisitions, Inc., a wholly owned subsidiary of Simon Property Group, filed a tender offer statement on Schedule TO with the Securities and Exchange Commission on December 5, 2002 (as amended), with respect to the offer to purchase all outstanding shares of TCO common stock. Investors and security holders are urged to read this tender offer statement as amended because it contains important information. Investors and security holders may obtain a free copy of the tender offer statement and other documents filed by SPG and Westfield America, Inc. with the Commission at the Commission's web site at http://www.sec.gov. The tender offer statement and any related materials may also be obtained for free by directing such requests to MacKenzie Partners, Inc. at (800) 322-2885.

FORWARD-LOOKING STATEMENTS
This release contains some forward-looking statements as defined by the federal securities laws which are based on our current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.